#82-35067

07023605

RECEIVED
2007 MAY 17 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

May 4, 2007

BY SEDAR

- British Columbia Securities Commission
- Alberta Securities Commission
- Saskatchewan Financial Services Commission
- The Manitoba Securities Commission
- Prince Edward Island Securities Commission
- New-Brunswick Securities Commission
- Autorité des marchés financiers
- Securities Commission of Newfoundland and Labrador
- Ontario Securities Commission
- Nova Scotia Securities Commission

Dear Sirs:

Re: Manicouagan Minerals Inc. (the "Company")
Refiling of Form of Proxy for the Annual General Meeting of Shareholders of the Company (the "Form of Proxy")
SEDAR Project Number: 00017383

Certain discrepancies have been found between the version of the Form of Proxy filed on SEDAR and the original version of the Form of Proxy mailed to Shareholders on April 27, 2007 in connection with the Annual General Meeting of Shareholders of the Company to be held on May 24, 2007.

As a result, we are hereby refiling the Form of Proxy.

Trusting the whole satisfactory, we remain,

Yours truly,

MANICOUAGAN MINERALS INC.

Joseph Baylis, President and CEO

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

dw 5/18

DM_QUE/261896-00020/289545.1

#82-35067

MANICOUAGAN MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001
SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General Meeting of Shareholders of Manicouagan Minerals Inc. (the "Company")

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 p.m., Eastern Time, on May 22, 2007.

MMSQ_PRX_25558/000001/000001/i

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

I/We being shareholder(s) of the Company hereby appoint: Douglas A.C. Davis, Chairman of the Company, or failing this person, Joseph Baylis, President and CEO of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of Manicouagan Minerals Inc. (the "Company") to be held at the National Club, Howland Room, 303 Bay Street, Toronto, Ontario on May 24, 2007 at 4:30 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees to the board of directors for the ensuing year.

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor for the ensuing year and authorize the directos of the Company to fix the remuneration of the auditor	☐	☐

	For	Against
To grant the prescribed annual approval of the Company's Stock Option Plan up to the next Annual General Meeting.	☐	☐

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	For	Against
To ratify all acts of directors and officers since the last shareholders' meeting	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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